AGREEMENT OF SALE

This AGREEMENT OF SALE (this “Agreement”) is made and entered into this 16th day of November, 2011 (the “Effective Date”), by and between CLUB NAPLES RV RESORT LLC (the "Seller"), a Delaware limited liability company, having its principal office at c/o Morgan Management, 1170 Pittsford Victor Road, Pittsford, New York  14534, and SUN COMMUNITIES OPERATING LIMITED PARTNERSHIP (the "Purchaser"), a Michigan limited partnership having its principal office at 27777 Franklin Road, Suite 200, Southfield, Michigan 48034, or its designee or assignee.

R E C I T A L S:

A.           Seller is the owner of parcels of real property (the "Land") located in the City of Naples, Collier County, Florida, containing a recreational vehicle community on approximately 20.58 acres, commonly known as “Club Naples”, as more fully described in Exhibit "A" attached hereto and made a part hereof, together with the buildings, structures and improvements on, above or below the Land, and all fixtures attached to, a part of or used in connection with the improvements, structures, buildings, parking, facilities, walkways, ramps and other appurtenances relating to the Land (collectively the "Improvements").

B.           Seller is the owner of all machinery, equipment, goods, vehicles and other personal property (collectively the "Personal Property") described in Exhibit "B" attached hereto and made a part hereof, which is located at or useable in connection with the ownership or operation of the Land and Improvements.  The Personal Property does not include recreational vehicles owned by tenants of the Project (as defined below).

C.           The Land, the Improvements, and the Personal Property, together with all of Seller's right, title and interest in and to all licenses, permits and franchises issued with respect to the development, use, occupancy, maintenance or operation of the Land and Improvements, all right, title and interest, if any, of Seller in and to any land lying in the bed of any street, road or avenue, open or proposed, in front of or adjoining the Land to the center line thereof, all easements appurtenant to the Land, including, but not limited to, privileges or rights of way over adjoining premises inuring to the benefit of the Land, or the fee owner thereof, and all rights of use, air, mineral and subsurface rights, servitudes, licenses, tenements, hereditaments and appurtenances now or hereafter belonging to the foregoing are hereinafter sometimes collectively referred to as the "Project".

D.           Seller desires to sell the Project to Purchaser, and Purchaser desires to purchase the Project from Seller, all upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, for and in consideration of the premises, and the mutual promises hereinafter set forth, and the purchase monies to be paid by Purchaser to Seller, IT IS HEREBY AGREED:

1.           AGREEMENT TO SELL.

1.1           Seller hereby agrees to sell the Project to Purchaser, and Purchaser hereby agrees to purchase the Project from Seller, in accordance with the terms and subject to the conditions hereinafter set forth.

1.2           It is specifically agreed and understood that the transactions described by this Agreement, that certain Master BGT Real Estate Purchase Agreement by and between Sun Communities Operating Limited Partnership, Robert C. Morgan and Robert Moser, of even date herewith (the “BGT Master Agreement”) and  that certain Master CNN Real Estate Purchase Agreement by and between Sun Communities Operating Limited Partnership, Robert C. Morgan and Robert Moser, of even date herewith (the “CNN Master Agreement, together with the BGT Master Agreement, the “Master Agreements”), and all real estate purchase agreements and other agreements entered into by the parties or their affiliates in connection with the Master Agreements (collectively, the “Transaction Agreements”) are a single, “all or none” transaction and that neither Seller nor Purchaser shall have any obligation to proceed with the transactions contemplated by this Agreement in the event that any of the transactions described in any of the other Transaction Agreements cannot be consummated; provided, however, that, if the Seller’s principals are unable to obtain the requisite consent of Tremont/Morgan LLC, a Delaware limited liability company (“Tremont”), to the transactions contemplated by the BGT Master Agreement, Purchaser may nonetheless elect to proceed with the transactions contemplated by the CNN Master Agreement and other corresponding Transaction Agreements.
2.           PURCHASE PRICE AND PAYMENT THEREOF.

2.1           The aggregate purchase price (the "Purchase Price") for the Project is the sum of Nine Million Four Hundred Ninety Nine Thousand Five Hundred Sixty and No/Dollars ($9,499,560.00).  The Purchase Price, adjusted as provided in this Agreement, shall be payable by Purchaser to Seller on the Closing Date (as herein defined) by certified or cashier's check or wire transfer of immediately available funds to Seller's designated financial institution.

2.2           The Purchase Price shall be allocated among the Land, Improvements and Personal Property in accordance with the schedule attached hereto as Exhibit "C" and made a part hereof by this reference.

3.           PERMITTED EXCEPTIONS.

3.1           The Project shall be sold and conveyed to Purchaser subject only to the following matters (the "Permitted Exceptions"):

(a)           Those liens, encumbrances, easements and other matters set forth on Schedule B-2 of the Commitment to be delivered pursuant to Section 4.1 hereof which the Purchaser does not designate as Title Defects pursuant to Section 5.1 hereof;

(b)           The rights of parties in occupancy of all or any portion of the Land and Improvements under leases, subleases or other written agreements, to the extent set forth and described in the current Rent Roll (the "Rent Roll") attached hereto as Exhibit "D", as the same shall be updated to the Closing Date; and

(c)           All presently existing liens for unpaid real estate taxes and assessments for public improvements installed after the Closing Date, subject to adjustment thereof as hereinafter provided.

4.           EVIDENCE OF TITLE; SURVEY; LIEN SEARCHES.

4.1           Within five (5) days after the Effective Date, Seller shall furnish Purchaser with its existing owner’s policy for the Project and Purchaser shall order a commitment (the "Commitment") for an A.L.T.A. Owner's Policy of Title Insurance, without standard exceptions, issued by a title company selected by Seller and agreed upon by Purchaser, in its reasonable discretion (the "Title Company"), along with legible copies of all instruments described in Schedule B of the Commitment, in the amount of the Purchase Price, and showing marketable and insurable title in the Seller.  At Closing, the Seller and Purchaser shall each to deliver to the other such documents or other instruments as shall be reasonably required by such party, its counsel, or the Title Company to cause to be provided to Purchaser, at Seller's expense, a policy of title insurance (the “Title Policy”) issued pursuant to the Commitment, insuring the interest in the Project being acquired by Purchaser without the "standard exceptions" and containing such additional endorsements as Purchaser shall reasonably request.

4.2           Within five (5) days after the Effective Date, Seller shall furnish Purchaser with its existing survey of the Project and Purchaser shall place an order a current ALTA "as built" survey (the "Survey") of the Project prepared by a licensed surveyor or engineer approved by Purchaser, certified to the Purchaser, the Title Company, and any other parties designated by Purchaser, using the form attached as Exhibit "E" hereto, or such other form of Survey and certificate as Purchaser may designate.  The Survey shall show the legal description of the Land, the total acreage of each parcel comprising the Land, all structures and improvements located thereon, all boundaries, courses and dimensions, set-back lines, easements and rights of way (including any recording references), the location of all highways, streets and roads upon or adjacent to the Land, and the location of all utility lines and connections with such utility lines. The legal description certified to on the Survey and used when issuing the Purchaser’s Title Policy and with the deed to be delivered to Purchaser shall be identical.  The Survey shall be sufficient for removal of the standard survey exception from the policy of title insurance to be issued pursuant to the Commitment and shall not reveal any of the following:  (i) encroachments on the Project or any portion thereof from any adjacent property, (ii) the encroachment of the Project, or any portion thereof, on any adjacent property, or (iii) any violation by any portion of the Project of any recorded building liens, restrictive covenants or easements affecting the Project.  The Survey shall be in form and content acceptable to Purchaser and its lenders.

4.3           Prior to the Closing, the Seller shall deliver to Purchaser Uniform Commercial Code financing statement and tax lien searches with respect to the Seller and the name of the Project from the State of Florida, the County of Collier and the State of Seller's principal office, if not Florida, dated within ten (10) days prior to the Closing, showing no security interests, pledges, liens, claims or encumbrances in or affecting the Project, including the Personal Property, except for security interests of a definite or ascertainable amount which may be removed by the payment of money at Closing and which the Seller has a right to, and does remove at Closing.

5.           TITLE OBJECTIONS.

5.1           If the Commitment or Survey discloses exceptions which are not acceptable to Purchaser, in its sole discretion, Purchaser shall notify Seller in writing of its objections to such exceptions (the "Title Defects") within fifteen (15) days after Purchaser has received the Commitment, legible copies of all instruments described in Schedule B of the Commitment and the updated Survey described in Section 4.2 above (the “Title Review Period”).  In the event Purchaser fails to deliver notice to Seller of the Title Defects prior to the end of the Title Review Period, then Purchaser shall be deemed to have accepted all items set forth in each Commitment and Survey and all such items shall be deemed included among the Permitted Exceptions.  Seller agrees to cause to be discharged on or prior to Closing all Title Defects pertaining to liens, encumbrances and other matters shown on the Commitment of a definite or ascertainable amount (other than the liens of the mortgages against the Projects to which Seller has not secured the consent to release of such lien as of the Closing) (the "Removable Liens") and to use its best efforts to cure any other Title Defects.  If Purchaser objects to any exception disclosed on the Commitment or Survey, such exception shall not be treated as a Permitted Exception hereunder.  If within fifteen (15) days after the receipt of notice from Purchaser, Seller fails to have the Title Defects deleted from the Commitment or Survey, as the case may be, or discharged , or fails to provide written assurances reasonably satisfactory to Purchaser that such Title Defects or the

Removable Liens will be removed or otherwise cured at or prior to Closing, Purchaser may: (a) terminate this Agreement by delivery of written notice to Seller, whereupon the Deposit, as herein defined, shall be returned immediately to Purchaser, and neither Seller nor Purchaser shall have any further duties or obligations under this Agreement; (b) elect to take title as it then is, and credit against the Purchase Price the actual cost incurred or to be incurred by Purchaser to remove the Removable Liens which may be cured through payment of ascertainable amounts; or (c) extend for up to ninety (90) days the period for Seller to cure such Title Defects, and if such Title Defects are not deleted during the extended period, Purchaser may then exercise its rights under subparagraphs (a) or (b) above.  If Seller causes such Title Defects to be deleted from the Commitment, the Closing shall be held within seven (7) days after delivery of the revised Commitment and Survey or on the Closing Date specified in Section 19 hereof, whichever is later.

        6.           INFORMATION AND ACCESS TO PROJECT.

6.1           Within five (5) days after the Effective Date, Seller shall deliver to Purchaser, or make available at the office of the Project, and thereafter Purchaser shall have access to, the following:

(a)           Copies of all leases, subleases, occupancy and tenancy agreements, and written commitments to lease currently in effect and covering any portion of the Project (the "Tenant Leases"); all collection and credit reports pertaining to the Tenant Leases or the tenants of the Project; the monthly management and operating reports customarily prepared by or on behalf of Seller for the last twelve (12) calendar months; and the Project's operating budget for the current year;

(b)           Copies of all equipment leases, service, utility, supply, maintenance, concession and employment contracts, agreements, and other continuing contractual obligations (collectively the "Project Contracts") affecting the ownership or operation of the Project;

(c)           Annual statements of the results of the operation of the Project for each of the last three (3) full calendar years, and copies of federal tax returns for Seller covering Seller's last three (3) fiscal years;

(d)           Architectural drawings, plans and specifications and site plans for the Project (the “Plans”), to the extent available;

(e)           Copies of all written notices of any zoning, safety, building, fire, environmental, health code or other violation relating to the Project and not cured prior to the date hereof; and

(f)           All other financial data, operating data, contracts, leases, instruments, invoices and other writings relating to the Project which Purchaser may reasonably request, including, without limitation, tax bills and correspondence with the tax assessor, rent rolls for the past two years, information concerning capital improvements installed by the Seller, information concerning historical rent increases imposed by the Seller, a list of recurring services not furnished to the Project through the Project Contracts, information concerning any pending or threatened litigation, utility bills for the past two (2) years, insurance policies and information regarding insurance claims, certificates of occupancy, existing environmental reports, appraisals and market studies.

               6.2    At all reasonable times from and after the date hereof, Seller shall afford Purchaser and its representatives full and free access to the Project, including, but not limited to, the right to conduct environmental, soil, engineering and other tests and to inspect the mechanical, plumbing and utility systems located at the Project, together with all other aspects of the Project; provided, however, if Purchaser or its representatives enter upon the Project pursuant to the terms hereof, Purchaser agrees to indemnify and hold Seller harmless from all damage caused to any person or the Project as a result of such entry and the negligent acts or omissions of Purchaser or its representatives.  Purchaser shall give Seller reasonable notice prior to any entry on the Project and shall not conduct any physically intrusive testing without Seller’s prior written consent, which consent shall not be unreasonably withheld. Seller may elect to have one or more representatives accompany Purchaser on any such inspections.

7.           ASSIGNMENT OF LEASES, PROJECT CONTRACTS AND INTANGIBLES.

7.1           Seller shall assign to Purchaser on the Closing Date all of Seller's rights under all Tenant Leases covering any portion of the Project and all security and other deposits furnished by tenants under the Tenant Leases.  Seller shall deliver to Purchaser all original Tenant Leases and documents and records with respect thereto.

7.2           All Project Contracts which Purchaser, in its sole discretion, has elected to accept an assignment of by notice to Seller on or prior to the Closing Date shall be assigned by Seller to Purchaser on the Closing Date; provided, however, that in the event Purchaser elects to not accept an assignment of either the existing wifi contract or the existing cable contract, then Purchaser shall terminate this Agreement during the Investigation Period (as defined below).

7.3           On the Closing Date, Seller shall assign to Purchaser all of its right, title and interest in and to:  (a) all licenses, permits and franchises then held by Seller for the Project which may be lawfully assigned and which may be necessary or desirable, in Purchaser's opinion, to operate the Project; (b) any warranties and guaranties from manufacturers, suppliers and installers pertaining to the Project; (c) the name “Club Naples” and all variations thereof; (d) the telephone number(s) for all of Seller's telephones installed at the Project; (e) all Plans and other documents in Seller's possession relating to the development of the Project; (f) all business, operating and maintenance records, reports, notices and other information concerning the Project; and (g) all other intangible property related to the Project (collectively, the "Intangible Property").

8.           ADJUSTMENTS AND PRORATIONS.

8.1           The following adjustments and prorations shall be made at the Closing between Seller and Purchaser computed to, but not including, the Closing Date.

(a)           Real estate taxes and personal property taxes which are a lien upon or levied against any portion of the Project on or prior to the Closing Date, and all special assessments levied prior to the Closing Date shall be paid by Seller.  Further, all taxes in the nature of rollback or similar taxes charged, assessed or levied based on the prior use or any change in use of the Land or Improvements shall be the obligation of the Seller.  All current real estate taxes and personal property taxes (the “Current Taxes”) levied against any portion of the Project with respect to the tax year in which the Closing occurs, which Current Taxes are payable in arrears, shall be prorated and adjusted between the parties such that the Seller is responsible for that portion of the Current Taxes allocable to the period from the beginning of such tax year to the Closing Date, and the Purchaser is responsible for that portion of the Current Taxes allocable to the period from the Closing

    Date through the end of the tax year.  If the tax bills for the Current Taxes have not been issued by the Closing Date, Seller and Purchaser agree to use 105% of the amount of the taxes for the year immediately preceding the Closing for the purpose of computing the prorations under this Section 8.1(a).

(b)           The amount of all unpaid water and other utility bills, and of all other day to day operating expenses (the “Expenses”) incurred with respect to the Project, relating to the period prior to the Closing Date, shall be paid by Seller or if unpaid, credited to Purchaser at Closing. Expenses attributable to the period from and after the Closing shall be the obligation of the Purchaser or to the extent prepaid by Seller, credited to Seller at Closing.

(c)           Charges under Project Contracts which are assigned to Purchaser at Purchaser's request shall be paid by Seller, to the extent attributable to the period prior to the Closing Date, and shall be paid by Purchaser, to the extent attributable to the period from and after the Closing Date, and all charges due under Project Contracts not assigned to Purchaser shall be paid by Seller.

(d)           All rental and other revenues collected by the Seller up to the Closing Date which are allocable to the period from and after the Closing Date shall be paid by Seller to Purchaser.  To the extent Purchaser collects, within ninety (90) days after the Closing, any rental or revenues allocable to the period prior to the Closing Date, the Purchaser shall pay the same to Seller; provided, however, Purchaser is assuming no obligation whatsoever for the collection of such rentals or revenues and all rentals and revenues collected subsequent to the Closing Date shall always, in the first instance, be applied first to the most current rentals and revenues, if any, then due under the Tenant Leases or otherwise.  Purchaser shall have no obligation to remit to Seller any such delinquent rents collected later than ninety (90) days after the Closing.

(e)           If any Tenant Lease provides for the rent payable by the tenant after the Closing Date to be less than the pro forma or budgeted rent for such home site as set forth on the Rent Roll, whether as a result of free rent, reduced rent or any other form of rent concessions(in each case, a “Rent Concession”), at Closing the Purchaser shall be entitled to a credit from the Seller in an amount equal to sum of all such rent concessions made to tenants attributable to the period after the Closing Date, provided that Purchaser did not consent or otherwise agree to such Rent Concession.  If any Rent Concession extends for a period longer than twelve (12) months after the Closing Date, for the purpose of computing the credit to Purchaser hereunder applicable to such period beginning twelve (12) months after the Closing Date, the pro forma or budgeted rent set forth on the Rent shall be increased by five percent (5%).

(f)           All security and other deposits held under the Tenant Leases, together with any interest accrued thereon (to the extent applicable law requires interest to be paid by the holder of such deposits), shall be paid by Seller to Purchaser in accordance with the laws of the State of Florida or Purchaser shall receive an appropriate credit on the closing statement.

(g)           Any real estate transfer tax, intangible tax, documentary tax, sales tax, vehicle transfer tax and sales and use taxes levied on the transfer and conveyance of the Project, whether levied on the Land, Improvements, Personal Property or otherwise, shall be paid by Seller.

                8.2  If within six (6) months after the Closing, either Seller or Purchaser discovers any inaccuracies or errors in the prorations or adjustments done at Closing, Seller and Purchaser shall take all action and pay all sums necessary so that the said prorations and adjustments shall be in accordance with the terms of this Agreement, and the obligations of either party to pay any such amount shall survive the Closing Date.
9.           WARRANTIES.

9.1           The Seller represents and warrants to the Purchaser as of the date hereof, and as of the Closing Date, the following with the understanding that each of the representations and warranties are material and have been relied on by the Purchaser in connection herewith.

(a)           True, correct and complete copies of the Tenant Leases, including all amendments and documents relating thereto, have been or will be delivered to Purchaser pursuant to Section 6.1(a) hereof; the Rent Roll attached hereto as Exhibit "D", as updated to the Closing Date, is and will be an accurate and complete rent roll describing each of the Tenant Leases, including the name of the tenant, the lease term, monthly rent, delinquencies in rent, deposits paid and any prepaid rent or credits due any tenant; except as set forth in the Rent Roll, each Tenant Lease is in full force and effect and not in default and no events have occurred which, with notice or the passage of time, or both, would constitute such a default; the lessor has performed all of its obligations under each Tenant Lease; and the Tenant Leases have not been modified nor have any concessions been made with respect thereto unless expressly described in the Rent Roll.  True, correct and complete copies of all site night reports and future reservation lists for the Project, covering the period between January 1, 2011 and the Closing Date, have been or will be delivered to Purchaser.

(b)           During the period of Seller’s ownership of the Project, the Project has been continuously operating as a recreational vehicle community.  Except as otherwise disclosed in Exhibit "F" attached hereto, Seller has not received any notices of, and Seller, after due inquiry, has no knowledge of any existing facts or conditions which may result in the issuance of, any violations of any building, zoning, safety, fire, environmental, health or other codes, laws, ordinances or regulations with respect to the Project, the appurtenances thereto or the maintenance, repair or operation thereof, which will not be cured by the Closing Date, at Seller's expense.

(c)           Except as otherwise disclosed in Exhibit "G" attached hereto, Seller has not received notice of and, after due inquiry, has no knowledge of any existing, pending or threatened litigation or condemnation proceedings or other court, administrative or extra judicial proceedings with respect to or affecting the Project or any part thereof.

(d)           Except as otherwise disclosed in Exhibit "H" attached hereto, Seller has no actual knowledge of any assessments, charges, paybacks, or obligations requiring payment of any nature or description against the Project which remain unpaid, including, but not limited to, those for sewer, water or other utility lines or mains, sidewalks, streets or curbs.  Seller, after due inquiry, has no knowledge of any public improvements having been ordered, threatened, announced or contemplated with respect to the Project which have not heretofore been completed, assessed and paid for.  Further, all impact fees, tap fees, connection fees and all other governmental fees and charges which may be levied or assessed against the Seller or the Project by any governmental authority with respect to the development, leasing, operation or ownership of the Project as a recreational vehicle community or the connection to or use of utilities which service the Project have been paid in full.

(e)           True and complete copies of all Project Contracts for the Project and all amendments thereto have been delivered to Purchaser pursuant to Section 6.1 above.  Except as set forth on Exhibit “I” attached hereto, all Project Contracts are in full force and effect and not in default; all Project Contracts are listed in Exhibit "I"; and except as described in Exhibit "I", there are no Project Contracts in force with respect to the Project which are not subject to cancellation upon not more than thirty (30) days notice without premium or penalty.

(f)           The Seller is the lawful owner of the Project and holds insurable title to the Project, free and clear of all liens and encumbrances other than the Removable Liens which the Seller has the right to caused to be discharged at Closing.

(g)           The Seller is duly organized, validly existing and in good standing as a limited liability company under the laws of the State of Delaware, and is duly qualified as a foreign limited liability company to conduct business in the State where the Project is located.  The Seller has and will have on the Closing Date the power and authority to sell the Project to Purchaser and perform its obligations in accordance with the terms and conditions of this Agreement, and each person who executes this Agreement and all other instruments and documents in connection herewith, has or will have due power and authority to so act.  On or before the Closing Date, the Seller will have complied with all applicable statutes, laws, ordinances and regulations of every kind or nature, in order to effectively convey and transfer all of Seller's right, title and interest in and to the Project to Purchaser in the condition herein required.

(h)           Exhibit "J" attached hereto lists all insurance currently maintained for or with respect to the Project, including types of coverage, policy numbers, insurers, premiums, deductibles and limits of coverage.  The Seller has not been advised, and otherwise is not aware, of any facts or circumstances concerning the Project or the operation thereof which could adversely impact such insurance coverage or the ability of the Purchaser to obtain and maintain similar insurance for the Project.

(i)           Neither the execution, delivery, performance of or compliance with this Agreement and all other documents contemplated hereby, nor the conveyance of all of the Seller's right, title and interest in and to the Project as herein contemplated will (i) violate or conflict with the Seller's governing documents, (ii) result in any breach or violation of, or be in conflict with, or constitute a default under, any mortgage, indenture, contract, agreement, lease, instrument, judgment, decree, order, award, statute, rule, regulation or restriction binding on the Seller or to which Seller is a party, or affecting or binding on the Project, subject to the consent of Seller’s lender which will be obtained prior to Closing, or (iii) result in the acceleration of any indebtedness or other obligation of, or create a mortgage, pledge, lien or encumbrance on, the Project, subject to the consent of Seller’s lender which will be obtained prior to Closing.

(j)           The Seller has not contracted for the furnishing of labor or materials to the Project which will not be paid for in full prior to the Closing Date, and if any claim is made by any party for the payment of any amount due for the furnishing of labor and/or materials to the Project or Seller prior to the Closing Date and a lien is filed against the Project as a result of furnishing such materials and/or labor, Seller will immediately pay the said claim and discharge the lien.

(k)           All utility services, including water, sanitary sewer, gas, electric, telephone and cable television facilities, are available to the Project and each recreational vehicle site in sufficient quantities to adequately service the Project at full occupancy; and to the

Seller's knowledge, after due inquiry, there are no existing, pending or threatened plans, proposals or conditions which could cause the curtailment of any such utility serive.

(l)           Except as disclosed in Exhibit "K" attached hereto, to the Seller's knowledge, obtained after due inquiry:  (i) there are no existing maintenance problems with respect to mechanical, electrical, plumbing, utility and other systems necessary for the operation of the Project, including, without limitation, all underground utility lines, water wells and roads; and (ii) all such systems are in good working condition and are suitable for the operation of the Project.

(m)           Attached hereto as Exhibit "L" is a true and complete list of all persons employed by the Seller or the manager of the Project in connection with the operation and maintenance of the Project as of the date hereof, including name, job description, term of employment, average hours worked per week, current pay rate, description of all benefits provided such employees and the annual cost thereof.  Except as provided in any employment contract furnished to Purchaser, all such employees are terminable at will.

(n)           The Project consists of a recreational vehicle community on 20.58 acres of Land, and the improvements, amenities and recreational facilities listed in Exhibit "M" attached hereto and made a part hereof.  All unoccupied recreational vehicle sites which exist at the date of Closing, if any, will be in leasable condition without it being necessary to make any further improvements to permit a tenant to take possession of, and install a recreational vehicle on, such recreational vehicle site in accordance with the Seller's standard form lease and the rules and regulations applicable to the Project.

(o)           To the Seller's knowledge, obtained after due inquiry, Exhibit "N" attached hereto contains a complete and accurate list of, and copies of, all licenses, certificates, permits and authorizations from any governmental authority of any kind which is required to develop, operate, use and maintain the Project as a recreational vehicle community; and all such licenses, certificates, permits and authorizations have been issued and are in full force and effect and on the Closing Date shall, to the extent legally assignable or transferable, be transferred or assigned to Purchaser.  Seller shall take all steps and execute all applications and instruments reasonably necessary to achieve such transfer or assignment.

(p)           Exhibit "B" attached hereto contains a true and complete list of all Personal Property used in the operation of the Project; Seller shall notify Purchaser if, to Seller’s actual knowledge without due inquiry, any such Personal Property is not in good working condition or adequate for the operation of the Project at full occupancy; and the Seller will not sell, transfer, remove or dispose of any item of Personal Property from the Project on or prior to the Closing Date, unless such item is replaced with a similar item of no lesser quality or value.

(q)           To the best of the Seller's actual knowledge without independent inquiry except as set forth in the environmental reports delivered to Purchaser during the Investigation Period, the Project is free of and does not contain, any "toxic or hazardous substance", asbestos, urea formaldehyde insulation, PCBs, radioactive material, flammable explosives, underground storage tanks, or any other hazardous or contaminated substance (collectively, the "Hazardous Materials") prohibited, limited or regulated under the Comprehensive Environmental Response Compensation and Liability Act, the Resource Conservation and Recovery Act, the Hazardous Materials Transportation Act, the Toxic Substance Control Act, the Federal Insecticide, Fungicide

and Rodenticide Act, or under any other applicable federal, state or local statutes, regulations or ordinances (collectively the "Environmental Laws"), and to the best of Seller’s actual knowledge, there are no substances or conditions in or on the Project which may support a claim or cause of action under any of the Environmental Laws.  The Seller has no knowledge of any suit, action or other legal proceeding arising out of or related to any Environmental Laws with respect to the Project which is pending or threatened before any court, agency or government authority, and Seller has not received any notice that the Project is in violation of the Environmental Laws.

(r)           Seller has previously delivered, or will deliver, to Purchaser the following financial statements (the “Financial Statements”):  (a) compiled balance sheet and related statement of income for Seller, as of and for the fiscal year ended December 31, 2009, (b) compiled balance sheet and related statement of income for Seller, as of and for the fiscal year ended December 31, 2010, and (c) management prepared balance sheet and related statement of income for Seller as of October 2011 (the “Latest Financial Statements”).  The Financial Statements have been prepared on the basis of the tax method of accounting on a consistent basis throughout the periods covered thereby and present fairly, in all material respects, the financial condition of Seller as of such dates and the results of its operations for the periods specified.  Seller has no liabilities or obligations of any kind or nature required to be disclosed as a liability on a balance sheet except for (i) liabilities set forth on the face of the Latest Financial Statements, and (ii) liabilities which have arisen after the date thereof in the ordinary course of business.

(s)           The Seller has delivered or will deliver to Purchaser true, correct and complete copies of the information and material referenced in Section 6.1 hereof.  Nothing contained in this Agreement, the Exhibits attached hereto or the information and material delivered or to be delivered to Purchaser pursuant to the terms hereof, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein not misleading.  Seller has not received any written notice of any fact which would materially adversely affect the Project or the operation thereof which is not set forth in this Agreement, the Exhibits hereto, or has not otherwise been disclosed to Purchaser in writing.

9.2           The  Purchaser represents and warrants to the Seller as of the date hereof, and as of the Closing Date, the following with the understanding that each of the representations and warranties are material and have been relied on by the Seller in connection herewith.

         (a)           Purchaser represents and warrants to Seller that this Agreement and all documents executed by Purchaser which are to be delivered to Seller at Closing do not and at the time of Closing will not violate any provision of any agreement or judicial order to which Purchaser is a party or to which Purchaser is subject.  There is no action or proceeding pending or, to Purchaser’s knowledge, threatened against Purchaser which challenges or impairs Purchaser’s ability to execute or perform its obligations under this Agreement.

                (b)           Purchaser has been duly organized, is validly existing and is in good standing in the state in which it was formed.  This Agreement has been, and all documents executed by Purchaser which are to be delivered to Seller at
                Closing will be, duly authorized, executed and delivered by Purchaser. Purchaser has the financial capability and business experience to consummate the transactions contemplated by this Agreement.

           (c)           Purchaser is not a “foreign person” as defined in Section 1445 of the Internal Revenue Code of 1986, as amended and any related regulations.

                                   (d)           Purchaser is not acting, directly or indirectly for, or on behalf of, any person, group, entity or nation named by any Executive Order of the President of the United States of America (including the September 24, 2001,
       Executive Order Blocking Properties and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism) or the United States Treasury Department, as a terrorist, “Specially Designated National and Blocked
      Person,” or other banned or blocked person, entity, or nation pursuant to any law that is enforced or administered by the United States Office of Foreign Assets Control, and is not engaging in this transaction, directly or indirectly, on behalf of, or instigating or facilitating this transaction, directly or indirectly, on behalf of, any such person, group, entity or nation.

9.3           The provisions of Sections 9.1 and 9.2 and all representations and warranties contained therein shall be true as of the Closing Date and shall survive the closing of the transaction contemplated herein for a period of twelve (12) months and the conveyance of the Project to Purchaser.  The investigation by Purchaser and its employees, agents and representatives, of the financial, physical and other aspects of the Project shall not negate or diminish the representations and warranties of the Seller contained herein.

10.           CONDITIONS.

10.1           Purchaser's obligation to consummate the purchase of the Project is expressly conditioned upon the following, each of which constitutes a condition precedent to Purchaser's obligations hereunder which, if not performed or determined to be acceptable to Purchaser on or before the Closing Date (unless a different time for performance is expressly provided herein), shall permit Purchaser, at its sole option, to declare this Agreement null and void and of no further force and effect by written notice to Seller, whereupon the Deposit shall be returned immediately to Purchaser, and neither the Seller nor the Purchaser shall have any further obligations hereunder to the other (provided that Purchaser shall have the right to waive any one or all of said conditions).

(a)           On the Closing Date, title to the Project shall be in the condition required herein, and the Title Company shall be in a position to issue the requisite Title Policy pursuant to the Commitment.

(b)           Seller shall have complied with and performed all covenants, agreements and conditions on its part to be performed under this Agreement within the time herein provided for such performance.

(c)           Seller's representations, warranties and agreements contained herein are and shall be true and correct as of the date hereof and as of the Closing Date in all material respects.

(d)           From and after the date hereof to the Closing Date there shall have been no material adverse change in or to the Project or the business conducted thereon.

(e)           In the event the Purchaser obtains, at the sole cost and expense of the Purchaser, a Phase 1 environmental audit (the "Environmental Audit") of the Project, including the Land and Improvements, addressed to the Purchaser and others designated by the Purchaser, conducted by an independent environmental investigation and testing firm selected by the Purchaser and reasonably approved by the Seller, reflecting that the Project is free of and does not contain any Hazardous Materials, and otherwise in form and content acceptable to Purchaser, in its sole discretion.  If the Environmental Audit discloses any condition which requires further review or investigation, the Purchaser may obtain, at the Purchaser’s expense, a Phase 2 environmental audit of the Project in form and content acceptable to the Purchaser, in its sole discretion, and the Closing Date shall be extended to provide Purchaser with sufficient time to receive, review and approve the Phase 2 environmental audit. Purchaser shall give Seller reasonable notice prior to any entry on the Project and, except for any instrusive testing necessary to perform a Phase I environmental inspection, shall not conduct any physically intrusive testing without Seller’s prior written consent, not to be unreasonably withheld, conditioned or delayed. Seller may elect to have one or more representatives accompany Purchaser on any such inspections.  Prior to, and as a condition to any entry on the Project by Purchaser or its authorized agents for the purposes set forth in this Section 10E, Purchaser shall deliver to Seller a certificate of insurance evidencing comprehensive general liability coverage (including coverage for contractual indemnities) with a combined limit of not less than $2,000,000 in the aggregate and $1,000,000 per occurrence, in a form reasonably acceptable to the Seller owning the relevant Real Property, covering any activity, accident or damage arising in connection with Purchaser or agents of Purchaser on the Project naming said Seller as an additional insured. Any
    Phase II environmental inspections or other invasive inspections or sampling of soil, ground water or construction materials may not be performed without the prior written consent of said Seller, not to be unreasonably withheld, conditioned or delayed.  Purchaser will deliver to Seller (at no cost to Seller) copies of all environmental reports prepared by or for Purchaser.

(f)           Seller shall have used commercially reasonable efforts to receive and shall have actually received from the existing lenders consent to all necessary releases of the Project from any and all security interests, pledges, liens, claims or encumbrances.

10.2           Seller’s obligation to consummate the purchase of the Project is expressly conditioned upon the following, each of which constitutes a condition precedent to Seller’s obligations hereunder which, if not performed or determined to be acceptable to Seller on or before the Closing Date (unless a different time for performance is expressly provided herein), shall permit Seller, at its sole option, to declare this Agreement null and void and of no further force and effect by written notice to Purchaser, (provided that Seller shall have the right to waive any one or all of said conditions).

(a)           Purchaser shall have complied with and performed all covenants, agreements and conditions on its part to be performed under this Agreement within the time herein provided for such performance.

(b)           Purchaser’s representations, warranties and agreements contained herein are and shall be true and correct as of the date hereof and as of the Closing Date in all material respects.

(c)           Seller shall have used commercially reasonable efforts to receive and shall have actually received from the existing lenders consent to all necessary releases of the Project from any and all security interests, pledges, liens, claims or encumbrances on terms and conditions acceptable to Seller, in Seller’s sole discretion.

10.3           At or prior to Closing, the parties shall have closed on all of the transactions contemplated by the Transaction Agreements; provided, however, that, if the Seller’s principals are unable to obtain the requisite consent of Tremont to the transactions contemplated by the BGT Master Agreement, Purchaser may nonetheless elect to proceed with the transactions contemplated by the CNN Master Agreement and other corresponding Transaction Agreements.

11.           PERIOD FOR INVESTIGATION.

11.1           The applicable timeframes governing Purchaser’s right to inspect and investigate all aspects of the Project shall be as set forth in Section 7.4 of the CNN Master Agreement (the “Investigation Period”).

12.           OPERATION OF PROJECT.

12.1           From and after the date hereof to the Closing Date, Seller shall: (a) continue to maintain, operate and conduct business at the Project in substantially the same manner as prior to the date hereof; (b) perform all regular and emergency maintenance and repairs with respect to the Project; (c) keep the Project insured against all usual risks and will maintain in effect all insurance policies now maintained on the same; (d) not sell, assign or convey any right, title or interest in any part of the Project; (e) not change the operation or status of the Project in any manner reasonably expected to impair or diminish its value; and (f) not execute, amend or extend any Tenant Lease for a term in excess of one year or providing for a rental rate that is less than the present rental for such space within the Project plus any increase thereof contemplated in the Project’s operating budget, or otherwise terminate or waive any rights under the Tenant Leases.  Further, the Seller shall at or prior to the Closing Date furnish Purchaser with a copy of each new or renewal Tenant Lease.

12.2           The Purchaser shall have the right, but not the obligation, to hire those employees of the Seller and the Project's management agent who worked at or provided services to the Project, effective as of the Closing Date.  Upon the consummation of the transactions contemplated herein, such employees will remain employees of Seller or the manager unless expressly retained by Purchaser, and all compensation and fees due such employees, including any amount payable or that becomes payable as a result of the termination of the employees, and all costs and taxes attributable to such employment, shall be paid by Seller or the manager, as the case may be.  Effective as of the Closing Date, the Seller shall terminate the existing manager of the Project and any Project Contracts not assigned to Purchaser.

13.           DESTRUCTION OF PROJECT.

13.1           In the event any part of the Project shall be damaged or destroyed prior to the Closing Date, Seller shall notify Purchaser thereof, which notice shall include a description of the damage and all pertinent insurance information.  If the use or occupancy of the Project is materially affected by such damage or destruction or the cost to repair such damage or destruction exceeds Fifty Thousand Dollars ($50,000.00), Purchaser shall have the right to terminate this Agreement by notifying Seller within thirty (30) days following the date Purchaser receives notice of such occurrence, whereupon the Deposit shall be returned immediately to Purchaser, and Seller and Purchaser shall not have any further obligation hereunder to the other.  If Purchaser does not elect to terminate this Agreement, or shall fail to notify Seller within the said thirty (30) day period, on the Closing Date, which may be extended by Seller or Purchaser to accommodate compliance with this Section 13.1, Seller shall assign to Purchaser all of Seller's right, title and interest in and to the proceeds of the fire and extended coverage insurance presently carried by or payable to Seller, and the Purchase Price shall be reduced by the amount of any deductible applicable to such insurance.

14.           CONDEMNATION.

14.1          If, prior to the Closing Date, either Seller or Purchaser receives or obtains notice that any governmental authority having jurisdiction intends to commence or has commenced proceedings for the taking of any portion of the Project by the exercise of any power of condemnation or eminent domain, or notice of any such taking is recorded among the public records of the State of Florida or Collier County, Purchaser shall have the option to terminate this Agreement by notifying Seller within thirty (30) days following Purchaser's receipt of such notice, in which event the Deposit shall be returned immediately to Purchaser, and Seller and Purchaser shall not have any other or further liability or responsibility hereunder to the other.  If Purchaser does not elect to terminate this Agreement or shall fail to notify Seller within the thirty (30) day period, Purchaser shall close the transaction as if no such notice had been received, obtained or recorded or proceedings commenced, and in such event, any proceeds or awards made in connection with such taking shall be the sole property of the Purchaser, except the Closing Date may be extended by Seller or Purchaser to accommodate compliance with this Section 14.1.

15.           DEFAULT BY SELLER OR PURCHASER.

15.1           In the event Seller defaults in the performance of this Agreement, Purchaser may, as Purchaser’s exclusive remedies:  (i) terminate this Agreement and all of the other Transaction Agreements by written notice delivered to Seller at or prior to the Closing Date and receive a full refund of the Deposit; or (ii) obtain specific performance of the terms and conditions hereof and of the other Transaction Agreements provided that any suit for specific performance must be brought within ninety (90) days of Seller’s default, to the extent permitted by law.  Notwithstanding the foregoing, in no event will Seller be liable or responsible for (and Purchaser hereby waives) all claims to recover any monetary damages whatsoever, whether general, special, incidental or consequential allegedly arising from any breach of this Agreement by Seller, except as specifically set forth in Section 7.5 of the CNN Master Agreement.

15.2           In the event Purchaser defaults in the performance of this Agreement, Seller shall be entitled to terminate this Agreement and have the Escrow Agent pay to Seller, as liquidated damages, the Deposit, the same being Seller's sole remedy, and Purchaser shall have no further or other liability hereunder.  Seller and Purchaser agree that in the event of a default by the Purchaser under this Agreement, the Seller's damages would be difficult or impossible to ascertain, and the amount of the Deposit represents a reasonable estimate of such damages.  Neither Purchaser, nor any designee, transferee or assignee of Purchaser, nor any officers, directors, shareholders or partners, general or limited, of Purchaser or such designee, transferee or assignee, shall be personally or individually liable with respect to any obligation under this Agreement, all such personal and individual liability, if any, being hereby waived by the Seller on its behalf and on behalf of all persons claiming by, through or under the Seller.

16.           DEPOSIT.

16.1           The “Deposit” means the two deposits delivered to the Title Company (the "Escrow Agent") pursuant to the Master Agreements, to be held and disbursed pursuant to the terms of an escrow agreement provided by the Title Company, which shall be executed and delivered by the Seller, Purchaser and Escrow Agent.  All interest earned on the Deposit shall belong to the Purchaser.

17.           LIABILITY AND INDEMNIFICATION.

17.1           The Purchaser does not and shall not assume any liability for any claims arising out of the occurrence of any event or the existence of any condition prior to the Closing Date with respect to the Project, except for any claims which survive the Closing as expressly set forth herein.

17.2           From and after the Closing Date for a period of one (1) year (the “Liability Expiration Period”), Seller agrees to indemnify, defend and hold harmless Purchaser, and Purchaser's successors and assigns, from and against any and all claims, penalties, damages, liabilities, actions, causes of action, costs and expenses (including attorneys' fees), arising out of, as a result of or as a consequence of: (i) any property damage or injuries to persons, including death, caused by the occurrence of any event or the existence of any condition at the Project prior to the Closing Date other than those caused by Purchaser; (ii) any liabilities, obligations or indebtedness of Seller, whether relating to or in connection with the Seller's use, possession, operation, repair and maintenance of the Project prior to the Closing Date; (iii) any breach by Seller of any of its representations, warranties, or obligations set forth herein or in any other document or instrument delivered by Seller in connection with the consummation of the transactions contemplated herein; (iv) clean up costs and future response costs incurred by Purchaser under the Environmental Laws arising with respect to or in connection with a condition which existed or any event which occurred prior to the Closing Date; (v) any breach of the lessor's obligations under the Tenant Leases which occurred prior to the Closing Date or as a result of the Seller's failure to deliver any tenant security or other deposits to the Purchaser; and (vi) any breach of the Seller’s obligations under the Project Contracts which occurred prior to the Closing Date, unless caused by Purchaser, whether or not the Purchaser has elected to take an assignment of the Project Contract, or as a result of the Seller’s termination of any Project Contract which is not assigned to Purchaser.

17.3            From and after the Closing Date until the end of the Liability Expiration Period, the Purchaser agrees to indemnify, defend and hold harmless Seller from and against any and all claims, penalties, damages, liabilities, actions, causes of action, costs and expenses (including attorneys' fees), arising out of, as a result of or as a consequence of: (i) any breach of the lessor's obligations under the Tenant Leases which occurs subsequent to the Closing Date, (ii) any material breach by Purchaser of any of its representations, warranties, or obligations set forth herein or in any other document or instrument delivered by Purchaser in connection with the consummation of the transactions contemplated herein; and (iii) any breach of the Purchaser's obligations under the Project Contracts assigned to Purchaser at its request which occurs subsequent to the Closing Date.

17.4           Except for any claims pertaining to title matters or for fraud, no claim under this Section 17 that survives Closing shall be actionable or payable unless the actual damages for all such breaches with respect to the Project collectively aggregate more than FIFTY THOUSAND DOLLARS ($50,000.00) (the “Threshold Amount”), in which event the amount of such claims in excess of the Threshold Amount shall be actionable.  Notwithstanding the foregoing, and except for any claims pertaining to title matters or for fraud, the maximum liability for Seller for all aggregate claims made by Purchaser with respect to the Project shall not exceed FIVE HUNDRED THOUSAND DOLLARS ($500,000.00) (the “Liability Cap”).

17.5           PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT EXCEPT FOR SELLER’S WARRANTIES IN SECTIONS 9.1 AND 21.1 OF THIS AGREEMENT, THIS SALE IS MADE  ON AN “AS-IS” BASIS WITHOUT REPRESENTATION, COVENANT, OR WARRANTY OF ANY KIND (WHETHER EXPRESS OR IMPLIED) BY SELLER AND THAT PURCHASER HAS ENTERED INTO THIS AGREEMENT WITH THE INTENTION OF MAKING AND RELYING UPON ITS OWN INVESTIGATION OF THE PHYSICAL, ENVIRONMENTAL, ECONOMIC USE, COMPLIANCE, AND LEGAL CONDITION OF THE PROJECT.

18.           NO FURTHER MARKETING.

As of the Effective Date of this Agreement and continuing through December 31, 2011, Seller shall no longer market the Project for sale or entertain letters of intent regarding the sale of the Project.

19.           CLOSING.

19.1           Subject to the provisions of Section 5.1, the closing ("Closing") of the transaction contemplated herein shall take place on January 3, 2011 or at such other date as mutually agreed-upon by Seller and Purchaser (the "Closing Date").  The Closing shall be held at the office of the Title Company, or at the place designated by Purchaser's lender, or on or at such other time or place as Purchaser and Seller shall agree upon.  Purchaser and Seller agree to deposit all closing documents, as set forth in Section 19.2 below, into escrow with the Title Company by December 19, 2011 (the “Escrow Date”) pursuant to a separate escrow agreement between Purchaser, Seller and Title Company to be agreed-upon during the Investigation Period; provided, however, that in the event Seller and/or its principals have not obtained either (i) the requisite consent of Tremont to the transactions contemplated by the BGT Master Agreement by the Escrow Date, or (ii) the consent of the existing lenders, Seller shall have the right to extend the Escrow Date for up to two (2) additional weeks.

19.2           At Closing:

(a)           Seller shall execute and deliver a Special Warranty Deed in recordable form conveying to Purchaser marketable and insurable title to the Land and Improvements, subject only to the Permitted Exceptions.

(b)           Seller shall execute and deliver a Warranty Bill of Sale conveying the Personal Property to Purchaser, free and clear of any liens or encumbrances other than the Permitted Exceptions, and Seller shall execute and deliver to Purchaser, in proper form for transfer, the Certificates of Title pertaining to all vehicles, if any, being conveyed to Purchaser hereunder.

(c)           Seller shall execute and deliver to Purchaser, in form and content satisfactory to Purchaser and pursuant to Sections 7.1, 7.2 and 7.3 hereof, an Assignment, transferring to Purchaser all of Seller's right, title and interest in and to:  (i) the Tenant Leases and all deposits relating thereto; (ii) the Project Contracts which Purchaser has elected to have assigned; and (iii) the Intangible Property.

(d)           Purchaser shall cause the Commitment referred to in paragraph 4.1 hereof to be recertified and updated to the Closing Date, and shall cause the policy of title insurance to be issued to Purchaser pursuant to such updated Commitment together with such endorsements thereto as Purchaser shall request, at Seller's sole cost.

(e)           Purchaser shall deliver to Seller any documents, instruments or authorizations necessary so as to cause the Escrow Agent to forward the Deposit, and all interest earned thereon, to Seller by wire transfer.

(f)           Purchaser shall deliver to Seller the Purchase Price adjusted as provided in this Agreement, by certified or cashier's check or wire transfer of immediately available funds to Seller's designated financial institution.

       (g)           Seller shall deliver to Purchaser a certificate confirming the truth and accuracy of Seller's representations and warranties hereunder, and the Rent Roll, updated to the Closing Date, shall be certified as true and correct in all respects.

(h)           Seller and Purchaser shall execute and cause to be delivered to tenants under the Tenant Leases and all other interested parties written notice of the sale of the Project to Purchaser together with such other information or instructions as Purchaser shall deem appropriate.

(i)           Seller shall deliver to Purchaser originals of: (i) the Tenant Leases, including all amendments thereto and modifications thereof; (ii) all Project Contracts assigned to Purchaser; (iii) all architectural plans and specifications and other documents in Seller's possession pertaining to the development of the Project; and (iv) all collection, expense and business records and such other documentation reasonably necessary for Purchaser to continue the operation of the Project.

(j)           Seller shall deliver to Purchaser certified copies of resolutions of members holding a majority of the membership interests of the Seller, authorizing and approving the transaction contemplated by this Agreement, and authorizing and directing the execution and delivery of this Agreement and all documents and instruments to be executed and delivered by the Seller pursuant to the terms hereof, certified by an authorized officer of Seller as being true and correct, together with an incumbency certificate from the officer, certifying as to the members of Seller who have executed documents in connection with the transactions contemplated herein.

(k)           Seller shall deliver to Purchaser an affidavit, in form acceptable to Purchaser, executed by the Seller, certifying that the Seller and all persons or entities holding an interest in the Seller are not non-resident aliens or foreign entities, as the case may be, such that the Seller and such interest holders are not subject to tax under the Foreign Investment and Real Property Tax Act of 1980.

(l)           Purchaser shall deliver to Seller certificates or such other instruments reasonably necessary to evidence that the execution and delivery of this Agreement and all documents to be executed and delivered by Purchaser hereunder, have been authorized by Purchaser and that all persons or entities who have executed documents on behalf of Purchaser in connection with the transaction have due authority to act on behalf of the Purchaser.

(m)           Seller shall execute and deliver to Purchaser a discontinuation of any assumed name certificate whereby Seller has reserved the right to conduct business under the name “Club Naples” or any variation thereof and, if necessary, in order for Purchaser to use the name “Club Naples”, Seller shall change its name.

(n)           Seller shall execute and deliver, and cause the Restricted Parties to execute and deliver, the non-competition covenant described in Section 32 hereof.

(o)           The Seller and Purchaser each shall deliver to the other such other documents or instruments as shall reasonably be required by such party, its counsel or the Title Company to consummate the transaction contemplated herein and/or to cause the issuance of the policy of title insurance which, in all events, shall not increase such party's liability hereunder or decrease such party's rights hereunder.

(p)           Seller and Purchaser shall both execute and deliver that certain escrow agreement between Seller, Purchaser and Title Company to govern delivery of the above-referenced closing documents to the Title Company by the Escrow Date.

20.           COSTS.

20.1           Purchaser and Seller each shall be responsible for their own counsel fees and travel expenses.  All costs of Purchaser’s loan, if any, including, but not limited to, documentary stamps and intangible tax, mortgagee title insurance commitments with related fees, and the recording of any mortgage, deed or financing statements shall be paid by the Purchaser.  Seller shall pay all documentary, intangible and transfer taxes due on the conveyance of the Project to Purchaser, sales, transfer and other taxes due on the transfer of any vehicles to Purchaser, title insurance premiums for the Purchaser's policy of title insurance, the cost of the Survey and Environmental Audit and all recording and filing fees.  Escrow and closing fees, if any, shall be borne equally by Seller and Purchaser.

21.           BROKERS.

21.1           Purchaser and Seller represent and warrant to the other that they have not had any direct or indirect dealings with any real estate brokers, salesmen or agents in connection with the Project, or the transactions contemplated herein, except that Seller has retained Westfield Realty Group (the "Broker"), whose commission shall be paid by Seller.  In consideration of said warranty, Purchaser agrees with Seller that it will pay, and will defend and hold Seller harmless from and against any and all finder's and/or broker's commissions due or claimed to be due on account of the transactions contemplated herein and arising out of contracts made by Purchaser, and Seller agrees with Purchaser that it will pay, and will defend and hold Purchaser harmless from and against any and all finder's and/or broker's commissions due or claimed to be due on account of the transactions contemplated herein and arising out of contracts made by Seller, including, without limitation, contracts with or claims of the Broker.

22.           ASSIGNMENT.

22.1           Purchaser hereby reserves the right, on or before the Closing Date, to assign all of its right, title and interest in and to this Agreement or to transfer its interest in the Project to an entity wholly-owned by either Purchaser or Sun Communities, Inc., and upon notice of such assignment to Seller, all terms and conditions hereof shall apply equally to such assignee as if the assignee was the original party hereto.

23.           CONTROLLING LAW.

23.1           This Agreement shall be controlled, construed and enforced in accordance with the laws of the State of Florida.

24.           ENTIRE AGREEMENT.

24.1           This Agreement, the Escrow Agreement, and the Exhibits attached hereto constitute the entire agreement between the parties hereto with respect to the transactions herein contemplated, and supersedes all prior agreements, written or oral, between the parties relating to the subject matter hereof.  Any modification or amendment to this Agreement shall be effective only if in writing and executed by each of the parties hereto.

25.           NOTICES.

25.1           Any notice from Seller to Purchaser or from Purchaser to Seller shall be deemed duly served (i) when personally served, (ii) three (3) days after deposited in the U.S. certified mail, return receipt requested, (iii) upon receipt if sent by telephone facsimile with fax acceptance sheet verifying receipt, or (iv) one (1) day after sent via "overnight" courier service, addressed to such party as follows:

If to Seller:                                Mr. Robert C. Morgan
c/o Morgan Management
1170 Pittsford Victor Road
Pittsford, New York  14534
Fax: (585)

With a copy to:                                Fix Spindelman Brovitz & Goldman, P.C.
295 Woodcliff Drive, Suite 200
Fairport, New York  14450
Attn: Mr. Richard S. Brovitz
Fax: (585) 641-2791

If to Purchaser:                                Mr. Gary A. Shiffman
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, Michigan 48034
Fax: (248) 208-2645

With a copy to:                                Jaffe, Raitt, Heuer & Weiss, P.C.
27777 Franklin Road, Suite 2500
Southfield, Michigan 48034
Attn: Mr. Arthur A. Weiss
Fax: (248) 351-3082

Either party hereto may change the name and address of the designee to which notice shall be sent by giving written notice of such change to the other party hereto as hereinbefore provided.

26.           BINDING.

26.1           The terms hereof shall be binding upon and shall inure to the benefit of the parties hereto, their successors, transferees and assigns.

27.           PARAGRAPH HEADINGS.

27.1           The captions in this Agreement are inserted for convenience of reference and in no way define, describe or limit the scope or intent of this Agreement or any of the provisions hereof.

28.           SURVIVAL AND BENEFIT.

28.1           Except as otherwise expressly provided herein, each agreement, representation or warranty made in this Agreement by or on behalf of either party, or in any instruments delivered pursuant hereto or in connection herewith, shall survive the Closing Date and the consummation of the transactions provided for herein.

28.2           The covenants, agreements and undertakings of each of the parties hereto are made solely for the benefit of, and may be relied on only by, the other party hereto, their transferees and assigns, and are not made for the benefit of, nor may they be relied upon, by any other person whatsoever.

28.3           This Agreement shall not be construed more strictly against one party then against the other, merely by virtue of the fact that it may have been prepared by counsel for one of the parties, it being recognized that both Purchaser and Seller have contributed substantially and materially to the preparation of this Agreement.

29.           COUNTERPARTS.

29.1           This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall be deemed one in the same instrument.  A facsimile copy or e-mail copy of any signature of any party will be deemed as enforceable and effective as an original signature.

30.           CALCULATION OF TIME PERIODS.

30.1           Time is of the essence of this Agreement.  Unless otherwise specified herein, in computing any period of time described herein, the day of the act or event after which the designated period of time begins to run is not to be included and the last day of the period so computed is to be included, unless such last day is a Saturday, Sunday or legal holiday for national banks in the location where the Project is located, in which event the period shall run until the end of the next day which is neither a Saturday, Sunday or legal holiday.

31.           CONFIDENTIALITY.

31.1           Neither the existence nor the terms of this Agreement shall be disclosed by Seller or Purchaser to any third party, without the prior approval of the other party hereto; provided, however, Seller and Purchaser shall be entitled to disclose the existence and terms of this Agreement to their respective employees, partners, officers, directors, prospective lenders and accountants, attorneys and other professional advisors to the extent necessary to negotiate the terms of, and perform their obligations under, this Agreement, and Purchaser may issue a press release and otherwise provide such other disclosure as may be required in order for it to comply with the securities laws.

32.           NON-COMPETE.

In order to assure to Purchaser the value of the Project and goodwill being purchased hereunder, except for any recreational vehicle communities currently owned by Seller, its principals or affiliates, each of Seller and its principals (collectively, the “Restricted Parties”) for themselves and their affiliates, agree that, for a period of two (2) years after the Closing Date, no such person or entity will (i) engage in the development, ownership or operation of any recreational vehicle community, located within five (5) miles of the Project, whether such operation involves the lease or sale of recreational vehicle sites therein, and whether such development, ownership or operation is direct or is indirect, through one or more entities, contractual relationships or familial relationships, and whether such development, ownership or operation is as owner, principal, agent, partner, shareholder, officer, director, member, trustee, beneficiary, employer, employee, consultant, manager, lessor, lessee, or otherwise, or (ii) solicit, divert or take away, or attempt to solicit, divert or take away, any tenants or residents of the Project, whether tenants or residents now or in the future.  The Seller recognizes that irreparable harm will result to the Purchaser in the event of the violation of any of the covenants contained in this Section 11, and agrees that in the event of any such violation, the Purchaser shall be entitled, in addition to its other legal and equitable remedies and damages, to temporary and permanent injunctive relief to restrain the Restricted Parties from committing any such violations.  At Closing, the Seller shall execute and deliver, and cause the Restricted Parties to execute and deliver, an agreement confirming their covenants herein.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

SELLER:

CLUB NAPLES RV RESORT LLC,
a Delaware limited liability company

By:    /s/ Robert C. Morgan

Its:   Manager

PURCHASER:

SUN COMMUNITIES OPERATING LIMITEDPARTNERSHIP, a Michigan limited partnership

By:           Sun Communities, Inc., General Partner

By:     /s/ Karen J. Dearing
Name: Karen J. Dearing
Title:   Secretary, Treasurer

LIST OF EXHIBITS

Exhibit                      Description

  A                       Legal Description of Land

  B                       Schedule of Personal Property

  C                       Allocation of Purchase Price

  D                       Rent Roll

  E                       Survey Certification

  F                       Violations (Section 9.1(b))

  G                       Litigation and Condemnation Proceedings
(Section 9.1(c))

  H                      Assessments and Other Charges (Section 9.1(d))

  I                        Project Contracts (Section 9.1(e))

  J                        Summary of Insurance (Section 9.1(h))

  K                       Maintenance Problems (Section 9.1(l))

  L                       List of Employees (Section 9.1(m))

  M                      List of Facilities (Section 9.1(n))

  N                       Licenses, Authorizations and Permits (Section 9.1(o))

  O                      Seller's Financial Statements (Section 9.1(r))